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                     UNITED STATES                         OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          OMB NUMBER: 3235-0145
                WASHINGTON, D.C. 20549                EXPIRES: DECEMBER 31, 1997
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE 14.90



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  REMEC, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   75954310 1
          -----------------------------------------------------------
                                 (CUSIP Number)



                                 Joseph T. Lee
                              1990 Concourse Drive
                           San Jose, California 95131
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 27, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)
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                                  SCHEDULE 13D


CUSIP No.     759543101                                        PAGE 2 OF 2 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 JOSEPH T. LEE
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          356,783 shares of common stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            356,783 shares of common stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      356,783 shares of common stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of January 27, 1997, the Reporting Person was the beneficial owner of an aggregate of 356,783 shares of the Issuer's Common Stock representing approximately 3.2% of the shares of such class outstanding on such date.

         (c) On January 27, 1997, the Reporting Person sold 153,000 shares of the Issuer's Common Stock at a sale price of $21.75 per share as part of a public offering by the Issuer.

         (d)      Not applicable.

         (e) On January 27, 1997, Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 12, 1997


                                        /s/ JOSEPH T. LEE
                                        --------------------------------------
                                            Joseph T. Lee





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